UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Brigham Minerals, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

10918L 103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10918L 103	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS YT BRIGHAM CO INVESTMENT PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,543,585 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,543,585 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,585 shares of Class A common stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.44% (2)
12		TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Brigham Minerals, Inc. (the “Issuer”) referred to herein is being reported hereunder solely because the reporting person directly owns 1,543,585 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 1,543,585 membership interests (“Brigham LLC Units”) in Brigham Minerals Holdings, LLC (“Brigham LLC”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Limited Liability Company Agreement of Brigham LLC (the “Brigham LLC Agreement”).

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 43,315,863 shares of Class A Common Stock of the Issuer issued and outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q (the “10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2020, and 1,543,585 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Brigham LLC Units as described above.

CUSIP No. 10918L 103	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS YT BRIGHAM COMPANY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,543,585 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,543,585 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,585 shares of Class A common stock (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.44% (3)
12		TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 1,543,585 shares of Class B Common Stock and 1,543,585 Brigham LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Brigham LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	These securities are directly held by YT Brigham Co Investment Partners, LP, a Delaware limited partnership (“YT Brigham”). YT Brigham Company LP, a Delaware limited partnership (“YT Brigham Company”), is the sole general partner of YT Brigham. As a result, YT Brigham Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by YT Brigham. YT Brigham Company disclaims beneficial ownership of the securities owned by YT Brigham in excess of its pecuniary interests therein.

(3)	Based on 43,315,863 shares of Class A Common Stock of the Issuer issued and outstanding as of November 2, 2020, as reported in the Issuer’s 10-Q filed with the SEC on November 6, 2020, and 1,543,585 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Brigham LLC Units as described above.

CUSIP No. 10918L 103	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS YT BRIGHAM ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,543,585 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,543,585 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,585 shares of Class A common stock (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.44% (3)
12		TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 1,543,585 shares of Class B Common Stock and 1,543,585 Brigham LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Brigham LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	These securities are directly held by YT Brigham. YT Brigham Company is the sole general partner of YT Brigham and YT Brigham Associates LLC, a Delaware limited liability company (“YT Brigham Associates”), is the sole general partner of YT Brigham Company. As a result, YT Brigham Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by YT Brigham. YT Brigham Company and YT Brigham Associates disclaim beneficial ownership of the securities owned by YT Brigham in excess of their respective pecuniary interests therein.

(3)	Based on 43,315,863 shares of Class A Common Stock of the Issuer issued and outstanding as of November 2, 2020, as reported in the Issuer’s 10-Q filed with the SEC on November 6, 2020, and 1,543,585 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Brigham LLC Units as described above.

CUSIP No. 10918L 103	SCHEDULE 13G	Page 8 of 11 Pages

Item 1.	(a) Name of Issuer:

Brigham Minerals, Inc., a Delaware corporation (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: 5914 W. Courtyard Drive, Suite 150, Austin, TX 78730.
Item 2.	(a) Name of Person Filing:

This statement is jointly filed by YT Brigham Co Investment Partners, LP, a Delaware limited partnership (“YT Brigham”), YT Brigham Company LP, a Delaware limited partnership and the general partner of YT Brigham (“YT Brigham Company”), and YT Brigham Associates LLC, a Delaware limited liability company and the general partner of YT Brigham Company (“YT Brigham Associates”, and collectively, with YT Brigham and YT Brigham Company, the “Reporting Persons”).

(b) Address of Principal Business Office:

The principal business office address of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022.

(c) Citizenship:

Each of the Reporting Persons is organized under the laws of the state of Delaware.

(d) Title of Class of Securities:

Class A Common Stock of the Issuer.

(e) CUSIP No.: 10918L 103

CUSIP No. 10918L 103	SCHEDULE 13G	Page 9 of 11 Pages

Item 3.

Item 4. Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 10918L 103	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

YT Brigham Co Investment Partners, LP By: YT Brigham Company LP, its general partner By: YT Brigham Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Manager

YT Brigham Company LP By: YT Brigham Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Manager

YT Brigham Associates LLC

By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Manager